082-03494

09045782

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 March 2009

SUPPL

ASX ANNOUNCEMENT AND MEDIA RELEASE

PLACEMENT TO RAISE $3.5M

The Directors of First Australian Resources Limited ("FAR" or "the Company") are pleased to advise that the Company has reached in principle agreement with Hartleys Limited to raise up to $3.5 million through the placement of up to 70 million shares at $0.05 per share ("Placement"). The Placement will be made to institutional investors and Sophisticated Investor clients of Hartleys.

Michael Evans, FAR's Executive Chairman commented:

"the strong support by new and existing shareholders for this Placement is testament to the quality of FAR's portfolio of projects, and a reflection of the milestone event achieved by FAR in reaching agreement with a super major over our Offshore Blocks in Senegal. Under the terms of our agreement it is proposed to utilise CSEM (sea bed logging) in a program that may bring FAR closer to unlocking the significant hydrocarbon potential that exists in this intriguing deep water play".

Details of an agreement with Shell Exploration Company B.V. ("Shell") concerning exploration offshore Senegal were announced to the ASX on 25 March 2009 and can be viewed on our website at www.far.com.au

The Placement of new shares will be undertaken pursuant to the Company's 15% placement capacity under ASX Listing Rule 7.1. The monies raised from the Placement will be used for general working capital purposes.

This announcement will lift the present trading halt in FAR's securities.

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Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au